UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Boingo Wireless, Inc.

File No. 333-171719 - CF#26416

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Boingo Wireless, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 14, 2011, as amended.

Based on representations by Boingo Wireless, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through February 25, 2016
Exhibit 10.9	through November 15, 2021
Exhibit 10.10	through August 25, 2014
Exhibit 10.10A	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel